INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------


To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio,
UMB Scout Money Market Fund, Inc. - Prime Portfolio
    and
the Securities and Exchange Commission:

RE:  UMB Scout Money Market Fund, Inc. - Federal Portfolio
     UMB Scout Money Market Fund, Inc. - Prime Portfolio
     Form N-17f-2
     File Number 811-3528


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                /s/ BKD, LLP

Kansas City, Missouri
March 18, 2003

                               Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies


                      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:                            Date examination completed:
    811-3528                                                      December 31, 2002
-------------------------------------------------------------------------------------------------------
2. State Identification Number:
-------------------------------------------------------------------------------------------------------
AL  *            AK  02 02191        AZ  8466           AR 85-M1012-02  CA  504-5889    CO IC-91-02-935
-------------------------------------------------------------------------------------------------------
CT  214194       DE  5513            DC  60012559       FL  *           GA  SC-1505     HI  *
-------------------------------------------------------------------------------------------------------
ID  48842        IL  0149900         IN  85-0335IC      IA  I-26312     KS 83S0000723   KY  M34790
-------------------------------------------------------------------------------------------------------
LA  83613        ME  MF-R 2-7987     MD  SM19 980023    MA  02027308    MI  935638      MN  R-28088.1
-------------------------------------------------------------------------------------------------------
MS MF-98-01-003  MO  Q-MT-1282       MT  9203           NE  22646       NV  *           NH  *
-------------------------------------------------------------------------------------------------------
NJ  MF-0645      NM  338748          NY  S 28-88-54     NC  *           ND  U558        OH  32205
-------------------------------------------------------------------------------------------------------
OK  SE-2049031   OR  2001-1465       PA  87-08-113MF    RI  *           SC  MF11226     SD  10198
-------------------------------------------------------------------------------------------------------
TN  RM02-2095    TX  C 39436-003-11  UT  006-6364-13    VT  1/16/98-19  VA  2609        WA  60019820
-------------------------------------------------------------------------------------------------------
WV  MF-24126     WI  341389-03       WY  20516          PUERTO RICO
-------------------------------------------------------------------------------------------------------

Other (specify):
       *Indicates Fund is registered in state but state does not issue identification numbers
       Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Money Market Fund, Inc. - Federal Portfolio
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                               Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies


                      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
--------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                            Date examination completed:
    811-3528                                                      December 31, 2002
-------------------------------------------------------------------------------------------------------
2. State Identification Number:
-------------------------------------------------------------------------------------------------------
 AL *            AK  02 02192        AZ  8467         AR  85-M1012-01    CA  504-5889   CO IC-91-02-935
-------------------------------------------------------------------------------------------------------
 CT 214193       DE  5514            DC  60012560     FL  *              GA  SC-1505    HI *
-------------------------------------------------------------------------------------------------------
 ID 48843        IL  0149900         IN  85-0335IC    IA   I-26311       KS 98S0001427  KY M34790
-------------------------------------------------------------------------------------------------------
 LA 83613        ME  MF-R 2-7988     MD  SM19 980022  MA  02027309       MI  935639     MN R-28088.1
-------------------------------------------------------------------------------------------------------
 MS MF-98-01-008 MO  Q-MT-1282       MT  33721        NE 11062           NV  *          NH *
-------------------------------------------------------------------------------------------------------
 NJ MF-0645      NM  338749          NY  S275320      NC  *              ND  U559       OH 32205
-------------------------------------------------------------------------------------------------------
 OK SE-2049032   OR  2001-1465       PA  87-08-113MF  RI  *              SC  MF11227    SD 10199
-------------------------------------------------------------------------------------------------------
 TN RM02-2095    TX  C39437-003-11   UT  006-6364-13  VT  1/16/98-18     VA  2609       WA 60019821
-------------------------------------------------------------------------------------------------------
 WV MF-24127     WI  341388-03       WY  20516        PUERTO RICO
-------------------------------------------------------------------------------------------------------

Other (specify):
       *Indicates Fund is registered in state but state does not issue identification numbers
        Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Money Market Fund, Inc. - Prime Portfolio
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

      THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                ----------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
           --------------------------------------------------------

    We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2002 and from September 30, 2002 through December 31, 2002.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 and from September 30, 2002 through December 31, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO
UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO


By /s/Larry Schmidt
   ---------------------------------------
   Larry Schmidt, Senior Vice President